Exhibit 99.1

Rediff Reports Fourth Quarter and Full Year 2015 Results

Significant growth in online marketplace revenues

Mumbai, India, June 30, 2015

Rediff.com India Ltd (NASDAQ: REDF) (“Rediff” or “the Company”), an India-based internet company which delivers digital content and commerce services, announced today results for its fourth quarter and fiscal year ended March 31, 2015.

Fiscal Year 2015 Highlights

•	Increased online marketplace revenues by 35% year over year, representing 27% of total revenues
•	Deployment of proprietary data analytics software and data-driven algorithms, enabling quick approval of cash on delivery orders and customized product recommendations
•	Return rate for cash-on-delivery orders remains low at 13%
•	Rediff’s Paid Enterprise Email business voted the best enterprise email solution in India by top Chief Information Officers for the second consecutive year
•	Achieved a 21% reach among all internet users in India, as reported by ComScore Media Metrix
•	High marketplace ‘take rate’ of 26%, defined as fees earned as a percentage of total transactions

“Our strategy to decrease the Company’s dependence on display advertising and increase our fee-based revenues started to take hold in fiscal year 2015 and we are pleased to report that approximately 27% of revenue is now generated by Rediff’s online marketplace, up from 19% the prior year,” said Ajit Balakrishnan, Chairman and CEO, Rediff.com India Ltd. “We expect this trend to continue as we seek to leverage our media business customer base to increase traffic on our e-commerce platform. Currently 0.17% of the website visitors shop on our marketplace and we hope that, with our improved recommendation algorithm and a more extended merchant base, we can continue to grow this consumer base.

“We believe that our use of data analytics, which improves customer service and enables quick approval of cash on delivery orders and customized product recommendations, separates us from the competition in the industry. Our high engagement rates and the strong reputation of our email platform among Chief Information Officers, combined with the growing population and increasing technological capabilities in India, puts Rediff in a strong position to grow and expand its business. With 17.5 million users, we have a significant reach of 21% among all internet users in India as measured by ComScore. Our goal is to maintain the same reach on mobile when the expected user explosion happens. All our efforts including product development, marketing and operations are focused on driving our reach and engagement in the context of this anticipated growth in the mobile internet usage.” concluded Mr. Balakrishnan.

Conference Call

Ajit Balakrishnan, Chairman and Chief Executive Officer and Swasti Bhowmick, Chief Financial Officer will host a conference call to discuss the year-end financial results today at 9:00 am ET (6:00 am Pacific Time / 6:30 pm India Time), Tuesday, June 30, 2015.

To participate, please call at least ten minutes in advance of the call.

Participation Pin: 92927442#

U.S. Participants: 18009210973/18773154368

UK Participants: 8002797599

Singapore Participants: 8001205933

Hong Kong Participants: 800968152

International Participants: +91-11-39406000

India Participants: (Toll Free): 1800 419 2425

Delhi: 011-66754500,	Mumbai: 022-60005900,	Bangalore: 080-60005900,
Chennai: 044-60005900,	Pune: 020-60005900,	Hyderabad: 040-60005900

All participants are requested to record their complete names & company name while joining the conference call.

About Rediff.com

Rediff.com (NASDAQ: REDF) is an India-based internet company which delivers digital content and commerce services. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA. For additional information, please visit http://investor.rediff.com.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS
QUARTER AND YEAR ENDED MARCH 31, 2015

(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended March 31		Year ended March 31
	2015	2014	2015	2014
Revenues
India Online	3.19	3.40	13.09	13.37
US Publishing	0.45	0.48	2.24	2.75
Total Revenues	3.64	3.88	15.33	16.12
Cost of Revenues *	(2.31)	(2.95)	(10.83)	(10.41)
Gross Margin	1.33	0.93	4.50	5.71
Gross Margin %	37%	24%	29%	35%
Operating Expenses *	(2.83)	(4.05)	(14.49)	(13.42)
Operating EBITDA	(1.50)	(3.12)	(9.99)	(7.71)
Depreciation / Amortization	(0.35)	(0.75)	(1.72)	(3.06)
Interest Income	0.07	0.32	0.85	1.33
Miscellaneous Income	0.08	0.22	0.31	0.64
Gain on sale of investment	-	-	-	2.74
Impairment of long lived assets	(3.20)	(1.59)	(3.20)	(1.59)
Foreign Exchange gain (loss)	(0.11)	0.01	(0.12)	0.03
Net loss before income taxes	(5.01)	(4.91)	(13.87)	(7.62)
Tax	-	0.15	(0.01)	0.15
Net loss	(5.01)	(4.76)	(13.88)	(7.47)
Net loss per ADS (in US dollars)	(0.182)	(0.173)	(0.503)	(0.271)
Net loss per ADS (in US dollars) diluted	(0.182)	(0.173)	(0.503)	(0.271)
Weighted average ADS Outstanding (in millions)	27.59	27.59	27.59	27.59
* Stock based Compensation included in:
Cost of revenue	-	-	-	0.02
Operating expenses	0.11	0.15	0.43	0.46

Notes:

1.	Each ADS represents one half of an equity share.

2.	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

3.	The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note

Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets and foreign exchange gain (loss) are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER AND YEAR ENDED MARCH 31, 2015

(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2015	2014	2015	2014
Operating EBITDA	(1.50)	(3.12)	(9.99)	(7.71)
Depreciation / Amortization	(0.35)	(0.75)	(1.72)	(3.06)
Interest Income	0.07	0.32	0.85	1.33
Miscellaneous Income	0.08	0.22	0.31	0.64
Gain on sale of investment	-	-	-	2.74
Impairment of long lived assets	(3.20)	(1.59)	(3.20)	(1.59)
Foreign Exchange gain (loss)	(0.11)	0.01	(0.12)	0.03
Net loss before income taxes	(5.01)	(4.91)	(18.87)	(7.62)
Tax	-	0.15	(0.01)	0.15
Net loss	(5.01)	(4.76)	(13.88)	(7.47)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization, long lived assets impairment and foreign exchange gain (loss). We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER AND YEAR ENDED MARCH 31, 2015

(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2015	2014	2015	2014
Operating Expenses (GAAP)	6.49	6.38	19.53	18.04
Depreciation/Amortization	(0.35)	(0.75)	(1.72)	(3.06)
Long-lived asset impairment	(3.20)	(1.59)	(3.20)	(1.59)
Foreign Exchange gain (loss)	(0.11)	0.01	(0.12)	0.03
Operating Expense (Non-GAAP)	2.83	4.05	14.49	13.42

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
212-896-1233 / 1203
Email: rediff@kcsa.com